UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAY 30 2002
535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FV 5/31/02

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

947 Linwood Avenue
(No. and Street)

Ridgewood, New Jersey 07450
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Heyison (201) 447-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

400 Campus Drive, Florham Park, New Jersey 07932
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joseph A. Heyison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Securities Corporation, as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[None]

Signature

Acting Financial and Operations Principal

Title

Notary Public

Commission expires 10/02/2002

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

SEC MAIL PROCESSING
RECEIVED
MAY 30 2002
WASH. D.C. 154 SECTION

To the Board of Directors and Stockholder of
Ridgewood Securities Corporation:

In planning and performing our audit of the financial statements and schedule of Ridgewood Securities Corporation (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 3, 2002

SEC MAIL PROCESSING
RECEIVED
MAY 30 2002
WASH. D.C. 154 SECTION

Ridgewood Securities Corporation

Financial Statements and Additional Information

March 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Board of Directors and Stockholder
of Ridgewood Securities Corporation:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Ridgewood Securities Corporation at March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ridgewood Securities Corporation is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

As indicated Note 1, the 2001 Statement of Financial Condition has been revised to present the loan due from stockholder as a reduction from stockholder's equity.

PricewaterhouseCoopers LLP

May 3, 2002

Ridgewood Securities Corporation
Statements of Financial Condition

	March 31, 2002	March 31, 2001 Restated
Assets		
Cash and cash equivalents	$ 144,736	$ 185,374
Certificate of deposit	48,689	44,170
Commissions and fees receivable from affiliates	17,275	7,125
Other assets	9,768	9,383
Total assets	$ 220,468	$ 246,052
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 13,400	$ 8,560
Income taxes payable	8,080	17,916
Total liabilities	21,480	26,476
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,000	9,000
Retained earnings	188,988	209,576
Total stockholder's equity	198,988	219,576
Total liabilities and stockholder's equity	$ 220,468	$ 246,052

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Operations

	Year Ended March 31,	
	2002	**2001**
Revenue:		
Placement fees	$ 107,338	$ 101,265
Selling commissions	92,000	101,600
Interest income	11,004	5,725
Total revenue	210,342	208,590
Expenses:		
Officer-stockholder payroll expense	162,348	91,217
Selling, general and administrative	32,402	45,196
Total expenses	194,750	136,413
Income before income taxes	15,592	72,177
Income tax expense	2,496	26,417
Net income	$ 13,096	$ 45,760

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Changes in Stockholder's Equity (Restated)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, April 1, 2000	$ 1,000	$ 9,000	$ 28,816	$ 38,816
Repayment of loans by stockholder	---	---	135,000	135,000
Net income	---	---	45,760	45,760
Balance, March 31, 2001	1,000	9,000	209,576	219,576
Loans to stockholder	---	---	(33,684)	(33,684)
Net income	---	---	13,096	13,096
Balance, March 31, 2002	$ 1,000	$ 9,000	$ 188,988	$ 198,988

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Cash Flows

	Year Ended March 31,	
	2002	**2001**
Cash flows from operating activities:		
Net income	$ 13,096	$ 45,760
Adjustments to reconcile net income to net cash flows from operating activities:		
Change in assets and liabilities:		
(Increase) decrease in commissions and fees receivable from affiliates	(10,150)	1,950
(Increase) decrease in other assets	(385)	1,477
Increase in accounts payable and accrued expenses	4,840	4,610
Decrease in income taxes payable	(9,836)	(88,305)
Total adjustments	(15,531)	(80,268)
Net cash used in operating activities	(2,435)	(34,508)
Cash flows from investing activities:		
Increase in certificate of deposit	(4,519)	---
Net cash used in investing activities	(4,519)	---
Cash flows from financing activities:		
Repayment of loans by stockholder	---	135,000
Loans to stockholder	(33,684)	---
Net cash (used in) provided by financing activities	(33,684)	135,000
Net (decrease) increase in cash and cash equivalents	(40,638)	100,492
Cash and cash equivalents, beginning of year	185,374	84,882
Cash and cash equivalents, end of year	$ 144,736	$ 185,374
Supplemental disclosure:		
Income taxes paid	$ 12,332	$ 114,722

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983 under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of trust shares for which Ridgewood Capital Management LLC, Ridgewood Power LLC ("RPC") and Ridgewood Energy Corporation (companies affiliated through common ownership) act as Managing Shareholders.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of or custody of customer funds.

Revenue Recognition

The Company recognizes revenue from services rendered, which includes placement fees and selling commissions, in connection with broker-dealer activities. Placement fees and selling commissions, after meeting the minimum offering amount of the trust, are recognized as the subscription documents are received.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. There are no differences between the tax and financial reporting bases of the Company's assets and liabilities.

Cash and Cash Equivalents

The Company considers monies invested in money market funds and certificates of deposit with maturities when purchased of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

The Company's loans to its sole stockholder, which was previously presented as an asset, have been reclassified as a reduction of stockholder's equity.

2. Related Party Transactions

The Company earns all placement fees and selling commissions from business trusts whose Managing Shareholders are affiliates of the Company. RPC provides certain office space and other services to the Company without charge. The value of such rent and services for each of the years ended March 31, 2002 and 2001 is estimated to be approximately $20,000.

The Company has loans to its sole stockholder. The loans do not bear interest and are repayable upon demand. The loans outstanding of $228,684 and $195,000 at March 31, 2002 and 2001, respectively, have been reflected as a reduction of stockholder's equity.

4. National Association of Securities Dealers, Inc. Disciplinary Action

In April 2002, the Company received notice from the National Association of Securities Dealers, Inc. ("NASD") stating that they intended to begin disciplinary action because of the failures by the two principals of the Company to complete a continuing education requirement on time. In May 2002, the Company was advised verbally by the NASD that the district office was proposing a penalty of $7,500 which the Company intends to accept. The proposed penalty of $7,500 was accrued by the Company during the year ended March 31, 2002.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum "net capital" requirements. At March 31, 2002 and 2001, the Company had net capital of $171,610 and $202,928, respectively, which was $166,610 and $196,928, respectively, in excess of the minimum amount required. The Company is exempt from Rule 15c3-3 because it does not hold customer accounts.

Ridgewood Securities Corporation
Computation of Net Capital Pursuant to Rule
15c3-1 of the Securities and Exchange Commission

Additional Information
- Schedule I - March 31, 2002

Net Capital		
Common stock	$	1,000
Additional paid-in capital		9,000
Retained earnings		188,988
Total capital		198,988
Non-allowable assets		
Commissions and fees receivable from affiliates		17,275
Other assets		9,768
Penalty on hypothetical early withdrawal of certificate of deposit		335
Total non-allowable assets		27,378
Net capital	$	171,610
Aggregate indebtedness		
Accounts payable and accrued expenses	$	13,400
Income taxes payable		8,080
Total aggregate indebtedness	$	21,480
Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness ($1,431) or $5,000, whichever is greater)	$	5,000
Net capital		171,610
Excess net capital	$	166,610
Ratio of aggregate indebtedness to net capital		0.13 to 1

There are no material differences between the above computation and that filed with the Company's unaudited amended FOCUS report as of March 31, 2002.